                       SECURITIES AND EXCHANGE COMMISSION

                             washington, D.C. 20549

                                   FORM 11-K

(Mark One)

(X)  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (Fee Required)

For the fiscal year ended December 31, 1995

                                       OR

( )  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 1-10011

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                 HMT, INC. 401(k) PROFIT SHARING PLAN AND TRUST

      B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                      ASTROTECH INTERNATIONAL CORPORATION
                           960 Penn Avenue, Suite 800
                         Pittsburgh, Pennsylvania 15222

                              REQUIRED INFORMATION

         The financial statements and related report listed below, prepared in accordance with the financial reporting requirements of Employee Retirement Income Security Act, are furnished for the HMT, Inc. 401(k) Profit Sharing Plan and Trust. These pages referred to are the numbered pages in Coopers & Lybrand L.L.P.'s Report on Audits of Financial Statements and Supplemental Schedules as of December 31, 1995 and 1994 and for the year ended December 31, 1995.

                                                                    Pages
                                                                    -----
Report of Independent Accountants                                   F-2

Financial Statements:

   Statements of Net Assets Available for Benefits
         as of December 31, 1995 and 1994                           F-3

   Statement of Changes in Net Assets Available for
         Benefits for the year ended December 31, 1995              F-4

   Notes to Financial Statements                                    F-5 - F-7

Supplemental Schedules:

   Item 27a - Schedule of Assets Held for
         Investment Purposes as of December 31, 1995                F-8

   Item 27d - Schedule of Reportable Transactions
         for the year ended December 31, 1995                       F-9

Exhibits:

   Consent of Independent Accountants                               15

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors of HMT, Inc. has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

                           HMT, INC. 401(k) PROFIT SHARING PLAN AND TRUST

                           By:  /s/ Raymond T. Royko
                              ----------------------------------
                                Raymond T. Royko
                                Vice President and Secretary


Dated:  June 27, 1996

                                   HMT, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                        as of December 31, 1995 and 1994
                                      and
                      for the year ended December 31, 1995

                           AND SUPPLEMENTAL SCHEDULES

                 as of and for the year ended December 31, 1995

                                   HMT, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                         INDEX TO FINANCIAL STATEMENTS

                                     -----

                                                                 Pages
                                                                 -----
Report of Independent Accountants                                F-2

Financial Statements:

   Statements of Net Assets Available for Benefits
         as of December 31, 1995 and 1994                        F-3

   Statement of Changes in Net Assets Available for
         Benefits for the year ended December 31, 1995           F-4

   Notes to Financial Statements                                 F-5 - F-7

Supplemental Schedules:

   Item 27a - Schedule of Assets Held for
         Investment Purposes as of December 31, 1995             F-8

   Item 27d - Schedule of Reportable Transactions
         for the year ended December 31, 1995                    F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS

HMT, Inc.
401(k) Profit Sharing Plan and Trust Administrative Committee:

      We have audited the statements of net assets available for benefits of the HMT, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the HMT, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

      Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page F - 1 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Coopers & Lybrand L.L.P.

Pittsburgh, Pennsylvania
June 14, 1996

                                   HMT, INC.

                      401(k) Profit Sharing Plan and Trust
                     Statements of Net Assets Available for
                   Benefits as of December 31, 1995 and 1994

                                                                        1995
                                  -----------------------------------------------------------------------------
                                    Mainstay      Mainstay     Mainstay       Common
                                  Money Market   Government  Total Return      Stock    Participant
                                      Fund          Fund         Fund          Fund        Loans        Total
                                  ------------   ----------  ------------   ----------  -----------  ----------
Interest bearing deposits                $0            $0            $0        $6,895           $0        $6,895

Investments, at fair value
   (Note D)                         455,255     1,039,612     1,481,312       316,895            0     3,293,074

Contributions receivable:
    Participant                       6,325         5,314        18,167         7,025            0        36,831
    Employer                              0       276,097             0             0            0       276,097

Notes receivable                          0             0             0             0      104,259       104,259

NET ASSETS AVAILABLE               --------    ----------    ----------      --------     --------    ----------
      FOR BENEFITS                 $461,580    $1,321,023    $1,499,479      $330,815     $104,259    $3,717,156
                                   ========    ==========    ==========      ========     ========    ==========


                                                                        1994
                                  -----------------------------------------------------------------------------
                                    Mainstay      Mainstay     Mainstay       Common
                                  Money Market   Government  Total Return      Stock    Participant
                                      Fund          Fund         Fund          Fund        Loans        Total
                                  ------------   ----------  ------------   ----------  -----------  ----------
Interest bearing deposits                $0            $0            $0        $3,402           $0        $3,402

Investments, at fair value
   (Note D)                         253,498       860,897     1,029,935       189,052            0     2,333,382

Contributions receivable:
    Participant                       6,579         7,194        19,649         5,375            0        38,797
    Employer                              0       260,382             0             0            0       260,382

Notes receivable                          0             0             0             0       83,614        83,614

NET ASSETS AVAILABLE               --------    ----------    ----------      --------     --------    ----------
      FOR BENEFITS                 $260,077    $1,128,473    $1,049,584      $197,829      $83,614    $2,719,577
                                   ========    ==========    ==========      ========     ========    ==========



                       See Notes to Financial Statements.

                                   HMT, INC.
                      401(k) Profit Sharing Plan and Trust
           Statement of Changes in Net Assets Available for Benefits
                      for the Year Ended December 31, 1995

                                                                        1995
                                  -------------------------------------------------------------------------------
                                    Mainstay      Mainstay     Mainstay       Common
                                  Money Market   Government  Total Return      Stock    Participant
                                      Fund          Fund         Fund          Fund        Loans        Total
                                  ------------   ----------  ------------   ----------  -----------  ------------
Additions:
     Contributions:

          Employer                        $0      $276,097            $0            $0           $0      $276,097
          Participant                 83,265        75,200       229,461        78,499            0       466,425

     Interest and dividend income     20,557        61,899        24,082           457            0       106,995
     Interest on participant loans         0             0             0             0        7,325         7,325

Net appreciation of investments            0        73,171       273,881        69,367            0       416,419
                                    --------    ----------    ----------      --------     --------    ----------
                                     103,822       486,367       527,424       148,323        7,325     1,273,261

Less:

     Administrative expenses           1,352         3,667         4,673         1,078            0        10,770
     Distributions paid to
        withdrawing participants      18,293       102,841        93,592        29,183       21,003       264,912

Net transfers between funds          117,326      (187,309)       20,736        14,924       34,323             0
                                    --------    ----------    ----------      --------     --------    ----------

Net increase                         201,503       192,550       449,895       132,986       20,645       997,579

Net assets available for benefits
     at beginning of year            260,077     1,128,473     1,049,584       197,829       83,614     2,719,577
                                    --------    ----------    ----------      --------     --------    ----------

Net assets available for benefits
     at end of year                 $461,580    $1,321,023    $1,499,479      $330,815     $104,259    $3,717,156
                                    ========    ==========    ==========      ========     ========    ==========


                       See Notes to Financial Statements.

                                   HMT, Inc.
                      401(k) Profit Sharing Plan and Trust
                         Notes to Financial Statements

NOTE A - DESCRIPTION OF THE PLAN AND BENEFITS

      HMT, Inc., a Texas corporation, is a wholly-owned subsidiary of Astrotech International Corporation, a Delaware corporation ("Astrotech"). The purpose of the HMT, Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") is to provide the United States employees of HMT, Inc. and subsidiaries, Astrotech International Corporation and Texoma Tank Company, Inc., a subsidiary of Astrotech, (collectively referred to as the "Company"), an opportunity to save and invest, on a before-tax basis, a portion of their salary through monthly payroll deductions. Participants may contribute to the Plan each year through monthly payroll deductions, on a before tax basis, an amount of $9,240 (for
1995), the maximum allowable by law. The $9,240 limit may be adjusted by the Internal Revenue Service in future years. Subject to limitations, the Company contributes to the Plan annually an amount equal to 75% of the amount contributed by each participant, up to a maximum participant contribution of 6% of annual compensation; participant contributions above 6% of annual compensation are not matched by employer contributions. Separate accounts are maintained by the Company for each participant, to which these contributions are credited.

      The Plan is also intended to provide employees of the Company an opportunity to share in the consolidated profits of the Company. The Company, at its discretion, may authorize a profit sharing contribution to the Plan out of profits for any fiscal year, in addition to the Company's matching contributions. The amount of a profit sharing contribution will be determined by the Board of Directors of Astrotech at its discretion, and will be credited to the account of each participant in the Plan on the basis of each participant's relative annual compensation.

      Participants can direct their contributions to be invested in one or more of the investment funds available under the Plan. Company matching contributions and profit sharing contributions are invested at the discretion of the Plan Trustees. During fiscal 1995, all company matching contributions were invested in the Government Fund as defined below.

      Four investment funds are available under the Plan: i) the Mainstay Money Market Fund invests primarily in short-term obligations of the United States government, banks and corporations; ii) the Mainstay Government Fund invests primarily in medium and long-term obligations of the United States government or its agencies or instrumentalities; iii) the Mainstay Total Return Fund invests primarily in common stocks and fixed income securities, such as bonds, preferred stocks and debt obligations; iv) the Common Stock Fund invests in the common stock of Astrotech ("Common Stock").

      All expenses incurred by the Plan trustees in connection with the purchase and sale of securities are charged against the accounts of the participants and included in the valuation of the participant's equity. Fees charged by Mainstay for the management of the Mainstay Money Market Fund, the Mainstay Government Fund, and the Mainstay Total Return Fund are charged against the net assets invested in these funds. All other expenses of administering the Plan are payable out of the trust fund unless paid by the Company. Until paid, such expenses shall constitute a liability of the Plan. Participants are always 100% vested in their own contributions, rollovers and earnings thereon. Company contributions and earnings thereon are subject to forfeiture upon participants' termination of employment. Forfeitures reduce the amount of the employer match. The amount of contributions subject to forfeiture is reduced in increments of 20% each year during the participant's first five calendar years of service with the Company. Forfeitures under the Plan during fiscal 1995 were $12,293.

      The plan provides for a loan feature subject to specified limitations as defined in the plan document. These loans are collateralized by the vested portion of the participants account, and repayments are made by standard payroll deductions. All loans bear interest at prevailing market rates in existence at the date of loan origination.

      The Company has the right to terminate the Plan at any time. In the event of such termination, all amounts credited to participants' accounts will become 100% vested. A complete discontinuance of contributions shall constitute a termination.

      Additional information about the Plan is contained in the Summary Plan Description filed as Exhibit 28.1 to Astrotech International Corporation's Registration Statement on Form S-8 (registration No. 33-92406) which became effective on May 17, 1995. Copies of the Summary Plan Description are available from the Board of Directors of HMT, Inc., who are the administrators of the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING:

      The financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

USE OF ESTIMATES:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES:

      The Plan provides for various investment options in any combination of stocks, mutual funds and other various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

INVESTMENT VALUATION:

      Investments are carried at market value in the accompanying financial statements. Investments are valued by reference to published market quotations. Interest bearing deposits are readily convertible into cash and are stated at cost, which approximates market.

NOTES RECEIVABLE:

      Notes Receivable are recorded at cost and represent loans to participants as allowable under provisions of the Plan. The notes outstanding at December 31, 1995 bear interest at fixed rates from 7.0% to 8.5% and are repayable over a five-year period.

INCOME RECOGNITION:

      Purchases and sales of securities are reflected on a trade date basis. Gains or losses on sales of investments are based on average cost. Interest and dividend income is recorded as earned on the accrual basis.

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

ADMINISTRATIVE EXPENSES:

      The trust fund is responsible for payment of administrative expenses, including trustee, legal and audit fees not paid by the Company. For the year ended December 31, 1995, the plan paid all such expenses.

NOTE C - INCOME TAX STATUS

      The Company has adopted the Malcolm Thompson, Magaro and Associates, Regional Prototype Profit Sharing 401(k) Plan and Trust Agreement. The Internal Revenue Service by letter dated December 21, 1992, has made a favorable determination on the Plan under section 401(a) of the Internal Revenue Code(the "Code"). As a result of such favorable determination, the Plan is not subject to tax under section 501(a) of the Code. The Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualifications. The Plan administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.

NOTE D - INVESTMENTS

Investments at December 31, 1995 and 1994 were as follows:

                                                      1995                                   1994
                                         ---------------------------------      ---------------------------------
                                          Number                                 Number
                                            of        Fair                         of        Fair
   Fund                Issuer             Shares      Value        Cost          Shares      Value         Cost
- ------------         -----------         --------  ----------   ----------      --------  ---------    ----------
Money Market
 Fund                 Mainstay           455,255   $  455,255   $  455,255      253,498   $  253,498   $  253,498

Government
 Fund                 Mainstay           123,616    1,039,612    1,043,541      110,940      860,897      947,083

Total Return
 Fund                 Mainstay            79,941    1,481,312    1,226,754       72,248    1,029,935    1,038,108

Common Stock          Astrotech
 Fund                International
                     Corporation          85,926      316,895      338,996       70,332      189,052      280,534
                                                   ----------   ----------                ----------   ----------

   Total                                           $3,293,074   $3,064,546                $2,333,382   $2,519,223
                                                   ==========   ==========                ==========   ==========


NOTE E - FORM 5500 DIFFERENCES

     The Plan includes distributions payable to withdrawn participants in net assets available for benefits in accordance with the AICPA Audit and Accounting Guide for Employee Benefits Plans. Distributions payable to participants were $971 and $3,037 at December 31, 1995 and 1994, respectively. This methodology differs from that required under the Employee Retirement Income Security Act of 1974. Therefore, for the Form 5500, the Plan includes such distributions as a liability of the Plan.

                                   HMT, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            as of December 31, 1995

                                                                Number
                                                                  of
    Fund                   Description                          Shares           Value            Cost
- ------------          ----------------------                    -------       ----------      ----------
Money Market          Mainstay
  Fund                  Money Market Fund                       455,255       $  455,255      $  455,255

Government            Mainstay
  Fund                  Government Fund                         123,616        1,039,612       1,043,541

Total Return          Mainstay
  Fund                  Total Return Fund                        79,941        1,481,312       1,226,754

Common Stock          Astrotech International
  Fund                  Corporation common
                        stock, par value $.01                    85,926          316,895         338,996
                                                                              ----------      ----------
TOTAL INVESTMENTS HELD                                                        $3,293,074      $3,064,546

Notes Receivable      Participant Loans (7.0%-8.5%)                --         $  104,259         104,259
                                                                              ----------      ----------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                     $3,397,333      $3,168,805
                                                                              ==========      ==========

                                   HMT, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the Year Ended December 31, 1995

                                                                                                      Current
                                                                                                  Aggregate value
                                                                                                    of Asset on
                                                                            Aggregate               Transaction
Identity of Party            Description of Asset                         Purchase Price                Date
- -----------------            --------------------                         --------------            -----------
Mainstay                     Government Fund Shares                        $ 374,236 (a)             $ 374,236

Mainstay                     Total Return Fund Shares                      $ 333,003 (b)             $ 333,003

Mainstay                     Money Market Fund Shares                      $ 222,502 (c)             $ 222,502


                                                                 Aggregate
Identity of Party            Description of Asset               Sales Price            Cost            Gain/(Loss)
- -----------------            --------------------               -----------            ----            -----------
Mainstay                     Total Return Fund Shares          $ 156,097 (d)         $ 144,357          $ 11,740

Mainstay                     Government Fund Shares            $ 268,102 (e)         $ 277,777          $ (9,675)

Mainstay                     Money Market Fund Shares          $  20,745 (f)         $  20,745            -----


(a) Represents a series of 32 purchases, 1 of which individually exceeded 5% of plan value at the beginning of the year.

(b) Represents a series of 18 purchases, none of which individually exceeded 5% of plan value at the beginning of the year.

(c) Represents a series of 25 purchases, none of which individually exceeded 5% of plan value at the beginning of the year.

(d) Represents a series of 13 sales, none of which individually exceeded 5% of plan value at the beginning of the year.

(e) Represents a series of 15 sales, none of which individually exceeded 5% of plan value at the beginning of the year.

(f) Represents a series of 9 sales, none of which individually exceeded 5% of plan value at the beginning of the year.

                                   HMT, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                                  ----------

                           Annual Report on Form 11-K
                  For the Fiscal Year Ended December 31, 1995

                                 EXHIBIT INDEX

Exhibit No.                Description of Exhibit                                    Page No.
- -----------              --------------------------                                  --------
   1                     Consent of Coopers & Lybrand L.L.P., filed
                          herewith.                                                     15

    Exhibit No. 1
    -------------
                       CONSENT OF INDEPENDENT ACCOUNTANTS

         We consent to the incorporation by reference in Registration Statement No. 33-92406 on Form S-8 for the HMT, Inc. 401(k) Profit Sharing Plan and Trust in the Prospectus used in connection with such Registration Statement ("Prospectus") of our report dated June 14, 1996, on our audits of the financial statements of the HMT, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 1995 and 1994 and for the year ended December 31, 1995 and supplemental schedules as of and for the year ended December 31, 1995, which report is included in this Annual Report on Form 11-K.

         We also consent to the reference to our Firm under the caption "Experts" in the Prospectus used in connection with Registration Statement No. 33-92406.

    COOPERS & LYBRAND L.L.P.

    Pittsburgh, PA
    June 26, 1996

                                        -15-